SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD BETWEEN MARCH 29, 2005 AND MARCH 29, 2005

CHINADOTCOM CORPORATION

(Exact name of Registrant as specified in its Charter)

34/F, Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☑                    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐                    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

OTHER EVENTS
EXHIBITS
SIGNATURE
EXHIBIT INDEX
EX-1.1 CONSOLIDATED STATEMENT OF OPERATIONS
EX-1.2 CONSOLIDATED BALANCE SHEET AS AT DEC 31,2004

OTHER EVENTS

The financial information included herein is unaudited and preliminary. At this time, the company’s independent auditor, Ernst & Young, has not completed its audit of the company’s consolidated financial statements and related notes. The financial information included herein is subject to adjustment pending the completion of such audit. Adjustments to such financial statements and information may be identified when the audit work is completed, which could result in significant differences between the company’s audited consolidated financial statements and the preliminary unaudited financial information set forth herein and prior Form 6-K filings as related to the company’s 2004 financial information. The audited consolidated financial statements and related notes will be included in the company’s Annual Report of Form 20-F for the year ended December 31, 2004.

EXHIBITS

Exhibit	Description
1.1	Consolidated Statement of Operations for the year ended December 31, 2003 and for the year ended December 31, 2004
1.2	Consolidated Balance Sheet as at December 31, 2003 and as at December 31, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2005

CHINADOTCOM CORPORATION
By:	/s/ Keith Oliver
Keith Oliver
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
1.1	Consolidated Statement of Operations for the year ended December 31, 2003 and for the year ended December 31, 2004
1.2	Consolidated Balance Sheet as at December 31, 2003 and as at December 31, 2004